Exhibit (a)(3)

410 Park Avenue ▪ 10th Floor ▪ New York, New York 10022 Telephone: (877) 478-5038 ▪ Fax: (888) 522-6540 ▪ hinesoffer@madisonint.com

                                                                                              May 25, 2011

RE: Offer to Purchase Your Shares
 Hines Real Estate Investment Trust, Inc.

Dear Fellow Investor:

MIRELF IV REIT Investments, LLC, an affiliate of Madison International Realty (“Madison”), is pleased to present this offer to purchase your shares (the “Shares”) in Hines Real Estate Investment Trust, Inc. (“Hines REIT”) for $3.50 per Share.

Madison’s offer allows you to monetize your Shares immediately without transaction costs of any kind rather than remain as an investor for an indeterminate holding period. Madison is a fellow investor in Hines REIT and specializes in providing liquidity to owners of illiquid ownership interests in all types of real estate investment vehicles.  Since 1996, Madison has provided liquidity to thousands of real estate investors and has over $300 million of capital available for future purchases.

Please review the following facts as you consider our offer:

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YOUR SHARES ARE ILLIQUID AND DIFFICULT TO SELL.  The Shares are not currently traded on any stock exchange and there is no other established market for the Shares.  Hines REIT's annual report on Form 10-K for the year ended December 31, 2010 (the "2010 10-K") contains the following statement:  "It may be difficult for shareholders to sell their shares promptly or at all.  If shareholders are able to sell their shares, they may only be able to sell them at a substantial discount from the price they paid."

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HINES REIT'S REGULAR SHARE REDEMPTION PROGRAM HAS BEEN SUSPENDED INDEFINITELY.  Hines REIT's regular Share redemption program was suspended in November 2009 (nearly two years ago) and remains suspended indefinitely (the only redemptions currently being processed by Hines REIT are in cases of a shareholder's death or disability).

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THIS IS AN ALL CASH OFFER THAT ALLOWS YOU TO SELL YOUR SHARES NOW WITH NO FEES OR COMMISSIONS.  Our offer provides you with the opportunity to receive cash for your Shares and pay no brokerage fees or other transaction costs of any kind (unless you agree to pay a broker or other party to help you tender your Shares).

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HINES REIT HAS CUT ITS DIVIDEND AND FUTURE DIVIDEND CUTS ARE POSSIBLE.  Hines REIT's board of directors announced in June 2010 that dividends would be cut by 17% beginning in the third quarter of 2010.  The previous quarterly dividend amount of $0.60 per Share has been reduced to $0.50 per Share.  In an April 15, 2011 letter to shareholders, Hines REIT made the following statement: “In the third quarter of 2010 our board of directors decided to reduce our annual distribution rate to shareholders from 6% to 5% and we expect that the level of distributions may decrease in future periods.”

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HINES REIT'S OPERATING CASH FLOWS FROM ITS PROPERTY INVESTMENTS ARE NOT SUFFICIENT TO PAY DIVIDENDS AND DIVIDENDS ARE BEING SUPPORTED WITH FUNDS OBTAINED FROM ASSET SALES.  According to its 2010 10-K, Hines REIT paid total distributions of $122.3 million for the twelve months ended December 31, 2010.  Of this amount, only 24% was funded from cash flows from operations while 76% was funded from other sources.  The 2010 10-K contains the following statement: “For the years ended December 31, 2010 and 2009, we funded our cash distributions with cash flows from operating activities, distributions received from our unconsolidated investments, proceeds from the sale of our real estate investments, and cash generated during prior periods…”

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THE RECENT OPERATING PERFORMANCE OF HINES REIT'S PROPERTIES HAS BEEN POOR.  Based on information contained in Hines REIT’s SEC filings, the occupancy of the properties in Hines REIT’s portfolio declined from 95% to 89% between 2008 and 2010.  Meanwhile, same-property revenue and net operating income declined 5.8% and 6.0%, respectively, for 2010 compared to 2009.

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A LIQUIDATION EVENT FOR HINES REIT IS UNCERTAIN.  Unlike certain other unlisted public REITs, Hines REIT has not committed, in its charter or elsewhere, to seeking a liquidity event for its investors (such as a liquidation or IPO) within a specified period of time.  According to the 2010 10-K, "shareholders should consider our common shares as illiquid and a long-term investment and should be prepared to hold their shares for an indefinite period of time."

FOR THESE REASONS, YOU MAY WISH TO TRANSFER THE RISK OF OWNING THE SHARES TO AN INVESTOR THAT SPECIALIZES IN HOLDING LONG-TERM ILLIQUID REAL ESTATE INVESTMENTS.

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Our motivation to purchase your Shares is that we have a different investment perspective from a typical retail investor.  We have a long-term investment objective, no near-term liquidity needs, and invest in a diversified portfolio of real estate situations, which spreads our risk and limits our exposure in any individual investment.  We do expect that, over the long term, we can make positive returns on our overall portfolio (including Shares purchased in the Offer).

This offer is being made upon the terms set forth in the Offer to Purchase dated May 25, 2011 and in the related Transfer & Assignment Form.  We are offering to purchase a maximum of no more than 20,000,000 Shares (or approximately 9.0% of Hines REIT’s outstanding Shares).  If demand for our offer exceeds the maximum number, we will prorate the Shares we purchase ratably to all sellers, unless you indicate in the Transfer & Assignment Form that you want to sell “All or None” of your Shares, in which case your Shares will only be purchased if the maximum number of Shares is not exceeded.  We will charge you no commissions or fees and will pay you promptly upon receiving confirmation from Hines REIT and its transfer agent of the transfer of your Shares to us or our designee.

If you wish to accept our offer, please follow the instructions below entitled “How to Accept This Offer.”  Please note that our offer will expire (unless extended) at 5:00 p.m., Eastern Time, on July 29, 2011.

HOW TO ACCEPT THIS OFFER

Step 1.
Complete the enclosed Transfer & Assignment Form (printed on blue paper) and have it Medallion Signature Guaranteed (this can be done by your bank or broker).  This form is required by Hines REIT and its transfer agent to complete a transfer.  A Medallion Signature Guarantee is a certification that protects you from forgery and prevents the unauthorized transfer of securities.

Step 2.	Mail the form to MIRELF IV Investment Processing, LLC (the “Depositary”) in the enclosed pre-addressed envelope. No stamp is required.

Step 3.	Once we receive confirmation from Hines REIT and its transfer agent that your Shares have been transferred to us or our designee you will be paid promptly.

For more information about our offer or to get additional copies of the offer documents, please call our Information Agent, Phoenix Advisory Partners, at the following toll-free number: (877) 478-5038.  Their specialists are available to answer any questions and assist you in the process.

I encourage you to read the accompanying documentation carefully and thank you for considering our offer. We look forward to serving you.

Sincerely,
By:
Ronald M. Dickerman
President